

March 13, 2014

Via E-mail
Ms. Diedre J. Gray
Senior Vice President, General Counsel and Secretary
Post Holdings, Inc.
2503 S. Hanley Road
St. Louis, Missouri 63144

> **Re: Post Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2013**
> **Filed November 17, 2013**
> **File No. 1-35305**

Dear Ms. Gray:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Tom W. Zook
        Lewis, Rice & Fingersh, L.C.